NEWS RELEASE

June 13, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

ALMADENS SEEKS PARTNER FOR DRILL READY FUEGO PROJECT, MEXICO

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to announce that it has received a technical report authored by independent engineer Locke Goldsmith, P.Eng. on its 100% owned Fuego low-sulphidation epithermal gold-silver vein project located in Oaxaca State, Mexico. The property was acquired by Almaden through staking after identification in a regional exploration program.

A first phase drill program was carried out in 2005 and 2006 by a former partner under an option agreement which has been terminated. Summary results of the vein intersections resulting from this drill program are tabularized below:

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
Hole 1	6.50	10.00	3.50	0.32	60.0
Including	6.00	6.50	0.50	0.70	180.0
Hole 2	128.07	132.20	6.13	1.00	22.0
Hole 3	74.26	74.65	0.39	4.26	100.0
Hole 4	138.00	141.06	3.06	0.55	9.4
Hole 5	75.04	77.70	2.66	1.10	68.5
Hole 6	77.70	79.46	1.76	0.20	29.3
Hole 7	63.09	63.76	0.67	0.31	27.7
Hole 8	63.00	64.87	1.87	1.23	67.1
Including	63.00	64.10	1.10	1.65	103.0
Hole 10	86.30	88.00	1.70	0.24	6.8
Hole 11	89.60	95.00	5.40	0.44	33.8
including	91.00	92.00	1.00	1.38	98.2
Hole 14	97.50	97.80	0.30	0.10	142.0
Hole 14	99.00	100.00	1.00	0.91	84.3
Hole 14	104.98	105.68	2.30	0.54	34.5
Hole 15	115.93	118.05	2.12	0.61	59.4
including	116.60	117.22	0.62	1.06	63.7

Almaden believes that the vein textures and mineralization intersected in this drilling program are indicative of the upper levels of a gold-silver vein system and that the results are very encouraging for the possibility of a high grade deposit at depth beneath the level of this shallow drilling.

The report recommends drilling to further test the Fuego project and excerpted below is the Summary section of the report.

The El Fuego property is comprised of one unsurveyed exploration concession, totaling 4,836.2110 hectares located in the San Pedro Totolapan municipality, Oaxaca State, Mexico. Exploration by diamond drilling during November 2005 to March 2006 consisted of 2260.97 m in 15 holes. An epithermal zone of silica veining and silicification in tuffaceous volcanic wall rocks was traced for 700 m of strike length and to depths of 80 to 110 m vertically below surface. True widths of enclosing silicification in the holes vary from 2.7 to 19.0 m. True widths of elevated precious metal values vary from 0.9 to 12.1 m within and adjacent to the silicification. Values of gold, silver, and molybdenum increase with depth. Drilling has traced the silicified and mineralized zone downdip from the outcrops. The distribution of gold, silver, and the trace elements molybdenum and arsenic, suggests that the explored portion of the deposit is located in the upper epithermal level where fluid and vapor plumes have extended above a horizon of concentrated precious metal deposition.

A Phase 2 diamond drilling program of approximately 2000 m in eight holes is recommended at a cost of US$ 530,000. If warranted, budget should be available for a subsequent Phase 3 diamond drilling program of 4000 m at an estimated cost of US$ 1,060,000, for a total cost in Phases 2 and 3 of US$ 1,590,000.

Almaden is seeking a technically proficient partner to jointly explore this exciting drill ready project. The report in its entirety has been posted to Almaden’s website.

The core samples from the 2005/2006 drill program, split with a diamond saw on site, were been submitted to ALS Chemex's preparation facility in Mexico from which pulps were sent to ALS Chemex's North Vancouver facility for analysis. A quality control program was instituted for the drill program that included the insertion of blanks and standards into the sample stream. Gold analyses were performed using conventional fire assay techniques. Silver and trace element analyses were performed using inductively coupled plasma atomic emission spectroscopy (ICP). Morgan Poliquin, P.Eng., the president COO and a director of Almaden, is a qualified person under the meaning of National Instrument 43-101 and reviewed the technical information in this news release.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 23 properties that are under active exploration. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.